Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Prudential Jennison Blend Fund, Inc.:

We consent to the use of our report dated October 17, 2016, with respect to the statement of assets and liabilities of Prudential Jennison Blend Fund, Inc., including the portfolio of investments as of August 31, 2016, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

October 26, 2016